Received SEC

FEB 24 2012

Washington, DC 20549

12025078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 1/26/12

DIVISION OF
CORPORATION FINANCE

February 24, 2012

Erron W. Smith
Wal-Mart Stores, Inc.
Erron.Smith@walmartlegal.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-24-12

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 26, 2012

Dear Mr. Smith:

This is in response to your letter dated January 26, 2012 concerning the shareholder proposal submitted to Wal-Mart by Mary Tifft, Jackie Goebel, Carlton Curtis Smith, and Girshriela Nonette Green. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mary Tifft
FISMA & OMB Memorandum M-07-16

February 24, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 26, 2012

The proposal urges that the board adopt a policy requiring that the company's Compensation, Nominating and Governance Committee annually analyze and report to shareholders on whether the company's incentive compensation plans and programs provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment, taking into account certain specified performance measures over the previous three years.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Wal-Mart has a policy that compares favorably with the guidelines of the proposal. Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Walmart

702 SW 8th Street
Bentonville, AR 72716
www.walmart.com

January 26, 2012

VIA E-MAIL TO shareholderproposals@sec.gov,
with copy via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Mary Tifft, Jackie Goebel, Carlton Smith, and Girshriela Green.

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "*Company*"), files this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for the Company's 2012 Annual Shareholders' Meeting (the "*2012 Proxy Materials*") to be held on June 1, 2012. The Proposal was submitted by Mary Tifft and was co-sponsored by Jackie Goebel, Carlton Smith, and Girshriela Green (collectively, the "*Proponents*"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2012 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter, is attached hereto as Exhibit A. By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from its 2012 Proxy Materials.

The Company intends to begin printing the 2012 Proxy Materials on or about April 11, 2012, so that it may begin mailing the 2012 Proxy Materials on April 16, 2012. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("*Staff Legal Bulletin 14D*") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. By means of the copy of this letter to the Proponents, we request that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company, to the attention of Mr. Gordon Y. Allison, Vice President and General Counsel – Corporate Division, 702 S.W. 8th Street – Mail Stop 215, Bentonville, Arkansas 72716-0215, pursuant to Rule 14a-8(k) and Staff Legal Bulletin 14D.

I. The Proposal.

The resolution included in the Proposal urges the Board of Directors of the Company (the "*Board*") to adopt a policy that the Compensation, Nominating and Governance Committee of the Board (the "*CNGC*") will annually analyze and report to shareholders on whether the Company's incentive compensation plans and programs, considered together, provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment ("*ROI*"),[1] taking into account five enumerated factors over the previous three years.

[1] The Company defines ROI, a non-GAAP financial measure, as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for the fiscal year or trailing twelve months divided by average invested capital during that period. The Company considers return on assets ("ROA") to be the financial measure computed in accordance with

II. Grounds for Exclusion.

The Company believes that the Proposal is excludable because the Company has already substantially implemented the Proposal as contemplated by Rule 14a-8(i)(10).

III. The Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder's proposal from its proxy materials if the company "has already substantially implemented the proposal." The general policy underlying the "substantially implemented" basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (avail. July 7, 1976). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). *See also FedEx Corporation* (avail. June 15, 2011)[2] and *The Kroger Co.* (avail. April 6, 2011).[3] In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even if by means other than those suggested by the shareholder proponent. *See, e.g., The Procter & Gamble Company* (avail. Aug. 4, 2010);[4] *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010).[5]

A proposal need not have been implemented in full or precisely as presented to satisfy the requirements of Rule 14a-8(i)(10); rather, the company's actions must have addressed the underlying concerns and essential objective of the proposal. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010);[6] *ConAgra Foods, Inc.* (avail. July 3, 2006);[7] *Johnson & Johnson* (avail. Feb. 17, 2006);[8] *Exxon Mobil Corporation* (avail. Mar. 18, 2004) and *Xcel Energy, Inc.* (avail. Feb. 17, 2004);[9] and *Talbots, Inc.* (avail. Apr. 5, 2002).[10] Differences between a company's actions with respect to the subject matter of a proposal and the specific actions requested by the shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 19, 2010).

The Company believes that it may exclude the Proposal because the Company already has in place existing incentive compensation objectives, governance practices and disclosure policies that not only compare favorably to the guidelines of the Proposal but also meet the essential objective of the Proposal and that, as a result, the Company has already substantially implemented the Proposal.

GAAP that is the most directly comparable financial measure to ROI as we calculate that financial measure. Attached as Exhibit B is an excerpt from the Company's most recent Quarterly Report on Form 10-Q, filed with the Commission on December 8, 2011, which depicts in tabular format the calculation of the Company's ROI for the Company's fiscal quarter ended October 31, 2011, as well as a reconciliation of the Company's ROI calculation to the calculation of ROA for the same period.

2 Permitting exclusion of a proposal requesting that the board amend the company's corporate governance guidelines because the company's "policies, practices and procedures compared favorably with the guidelines of the proposal."

3 Permitting exclusion of a proposal urging the board to adopt a code of conduct based on an international organization's guidelines because the company's "policies, practices and procedures compared favorably with the guidelines of the proposal."

4 Permitting exclusion of a proposal requesting a water policy based on United Nations principles when the company had previously implemented a water policy.

5 Permitting exclusion of a proposal requesting that the company provide a global warming report where the company provided in a public report substantially the same information as requested by the proposal.

6 Permitting exclusion of a proposal requiring the company to provide a report on the company's procedures related to political contributions where the company had implemented a number of policies that fulfilled the essential objective of the proposal.

7 Permitting exclusion of a proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report.

8 Permitting exclusion of a proposal recommending verification of the employment legitimacy of a company's employees where the company was already acting to address the concerns of the proposal.

9 Each permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports.

10 Permitting exclusion of a proposal requesting that the company implement a code of conduct based on International Labor Organization human rights standards where the company had established and implemented its own business practice standards.

A. How the Company Has Already Substantially Implemented the Proposal.

The Proposal specifically seeks the adoption of a policy that would require the CNGC to: (1) annually analyze whether the Company's incentive compensation plans and programs, which, I note, are an integral part of the Company's executive compensation program (the *"Program"*), provide incentives to discourage senior executives from making investments that result in a declining rate of ROI; and (2) report annually to shareholders regarding this matter. The following discussion describes in detail the CNGC's ongoing analyses of the Program, including the Program's incentive compensation components, and the reporting to the Company's shareholders on those analyses and demonstrates that the Company has already substantially implemented the Proposal as necessary for the Company to exclude the Proposal in reliance on Rule 14a-8(i)(10).

1. The CNGC's Analysis of the Program and the Impact of the Company's Strategic Priorities on the Program and its Incentives. The CNGC's charter provides that one of the CNGC's purposes is to "[e]valuate and approve executive officer compensation." In that regard, the charter gives the CNGC: "[o]verall responsibility for the compensation and benefits structure applicable to the Company's associates [or employees], including, but not limited to incentive compensation and equity-based compensation, and [the CNGC] shall be the ultimate authority for such matters . . . ." The charter also charges the CNGC, with respect to the compensation of the CEO and any employee of the Company who is also a director of the Company, to consider annually, in connection with the long-term incentive component of each such person's compensation, the Company's "performance and relative shareholder return, the value of similar incentive awards to persons with comparable positions at comparable companies, and the awards given to each [such person] in past years." The members of the CNGC discharge these responsibilities with a high degree of care and professionalism, reviewing executive compensation matters, including incentive compensation matters, at multiple meetings throughout the year. As disclosed on page 31 of the Company's 2011 proxy statement relating to the Company's annual shareholders' meeting held on June 3, 2011 (the "*2011 Proxy Statement*"),[11] the CNGC considered executive compensation matters at eight separate meetings during the Company's fiscal year ended January 31, 2011 ("*Fiscal 2011*"). This clearly demonstrates that the CNGC reviews and analyzes the Program and the incentive compensation components of the Program much more frequently than the annual review sought by the Proposal.

The Company's Strategic Priorities. To understand how the CNGC analyzes the Program and the effect of the incentives the Program gives to senior executives, it is important to understand the Company's publicly stated strategic priorities of growth, leverage and returns (the *"Strategic Priorities"*), and their importance to the Company. The Board, the CNGC, and the Company's management believe the Strategic Priorities are crucial to the Company's long-term financial success, as evidenced by the discussions of the Strategic Priorities and the financial measures used to evaluate the Company's success in achieving the Strategic Priorities contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations (each, an "*MD&A*") included in each of the Company's periodic reports over the past several years, as well as in its annual reports to shareholders provided in accordance with Rule 14a-3 under the Exchange Act.[12] Moreover, the Company regularly discusses the Strategic Priorities and the related financial measures in its quarterly earnings releases and earnings calls. The Company assesses its success in achieving the Strategic Priorities:

- in the case of the Strategic Priority of growth, by the measures of comparable store and club sales and retail unit square feet growth;
- in the case of the Strategic Priority of leverage, by the measures of whether operating income grows faster than net sales growth and whether operating, selling, general and administrative expenses increase at a slower rate than the rate at which net sales grow; and

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[11] The 2011 Proxy Statement forms a part of the Company's Schedule 14A filed with the Commission on April 18, 2011.

[12] An excerpt from the MD&A included in the Company's Annual Report on Form 10-K for its fiscal year ended January 31, 2011 is attached hereto as Exhibit C. That excerpt contains the discussion of the Strategic Priorities in such MD&A.

- in the case of the Strategic Priority of returns, by the measures of ROI and free cash flow.[13]

How the Company's Program Operates. As explained on page 24 of the 2011 Proxy Statement, the total direct compensation packages for the Company's named executive officers ("*NEOs*") in Fiscal 2011 was comprised of base salary, annual cash incentives and long-term equity and was heavily weighted towards performance. In Fiscal 2011, base salary represented less than 17 percent of each NEO's total compensation opportunity, while a substantial majority of these officers' total compensation opportunity was contingent on meeting operating income, sales and ROI goals that the Company believes have a meaningful impact on shareholder value. In Fiscal 2011, the performance measures on which the NEOs' annual cash incentive was based were primarily the operating income of the Company and/or one or more of the Company's operating divisions, depending on each NEO's responsibilities. The performance measures on which the Company's long-term performance share ("*Performance Share*") program was based were total Company ROI and the sales performance of one or more of the Company's operating divisions, depending on each NEO's area of responsibility. The CNGC has concluded that this balance of performance metrics, and the balance between rewarding performance of the total Company and the performance of the Company's operating divisions, drives financial performance and shareholder value and mitigates the risk that the Company's executives will overemphasize any single performance metric to the detriment of the Company as a whole.

As the compensation discussion and analysis (each, a "*CD&A*") included in the Company's proxy statements has consistently reflected, the CNGC analyzes the Program to assess its effectiveness, including whether the incentive compensation elements of the Program are functioning to elicit from the Company's senior executives the type of leadership and decision making necessary to achieve the Company's evolving business objectives and the Strategic Priorities. For example, the CD&A (the "*2011 CD&A*") appearing in the 2011 Proxy Statement makes clear that the CNGC analyzed the Program and its incentives and how they affected the Company's results of operations for Fiscal 2011, as well as how the CNGC took into account information relating to the factors enumerated in the Proposal in its annual review and decisions regarding the Program. Following disclosure of the performance measures applicable to the performance-based cash and equity incentive compensation elements of the Program for Fiscal 2011 (which disclosure specifically noted that ROI performance was one of the primary performance measures applicable to Fiscal 2011 performance-based equity compensation), the 2011 CD&A states as follows:

> "The CNGC chose these performance measures to align with the company's strategic priorities of growth, leverage, and returns. The CNGC concluded that the combination of these performance metrics was likely to incentivize our executives to achieve performance that is in line with the best interests of our company and our shareholders. In addition, the CNGC believes that the combination and weighting of these performance metrics helps to mitigate the risk that our executives would be incentivized to pursue results with respect to one metric to the detriment of our company as a whole. For example, if our management were to seek to increase sales by pursuing strategies that would negatively impact our profitability, resulting increases in performance share payouts should be offset by decreases in annual cash incentive payouts."

See page 27 of the 2011 Proxy Statement. It is important to note that the Performance Share payouts mentioned above were negatively impacted by even the slight decrease in ROI performance in Fiscal 2011 compared to the ROI performance for the fiscal year ended January 31, 2010. Moreover, the Performance Share payments are determined based on a three-year performance period. Declining rates of return over the three-year performance period would result in the Company's senior executives not receiving payouts of potentially significant portions of the incentive compensation that they would receive if ROI did not decline but, instead, remained stable or increased.

In performing their analyses of the incentive compensation components of the Program, the members of the CNGC have had available for their consideration extensive information, including but not limited to, information concerning: (1) past ROI performance; (2) past operating income performance; (3)

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[13] The Company defines free cash flow, a non-GAAP financial measure, as net cash provided by the Company's operating activities in a period minus payments for property and equipment made in that period.

invested capital; (4) comparable store sales performance of the Walmart U.S. operating segment and comparable club sales performance for the Sam's Club operating segment; (5) total Company sales growth and net sales growth of each of the Company's operating segments; (6) growth in new store development and retail square footage; (7) appropriate adjustments made to the Company's reported results to determine performance under the performance measures applied to the incentive compensation elements of the Program; and (8) the effect that new store openings have on comparable store sales.

The Board, including the members of the CNGC, periodically receives detailed information concerning the Company's results of operations, including information about the financial measures described above. The CNGC has had that information during its annual and other periodic reviews of the Program, and that information has informed the CNGC's considerations and deliberations relating to the incentive compensation components of the Program. That information also provided the members of the CNGC with a basis for analyzing and determining what performance measures should be used for the performance-based incentive elements of the Program, the weightings of each of those performance measures and what levels of performance with respect to each of such performance measures will yield particular levels of payouts under the performance-based elements of the Program.

Generally speaking, the Program is designed to support, among other objectives, the Strategic Priority of returns, including ROI. As the Company stated in the introduction to its 2011 Annual Report provided to its shareholders, "[o]ur commitment is to keep return on investment, or ROI, stable." The importance of ROI in the Program is reflected graphically in the charts on page 29 of the 2011 Proxy Statement, which show that ROI was the factor that affected no less than 29.4% of the Fiscal 2011 total direct compensation opportunities for the Company's NEOs (other than the NEO who had become the Company's chief financial officer late in fiscal 2011). As explained on page 24 of the 2011 Proxy Statement, the Company considers ROI to be a "key financial measure" for the Program. In fact, in Fiscal 2011, at least 68 percent of each NEO's total compensation was "contingent on meeting operating income, sales, and return on investment goals that [the Company believes] have a meaningful impact on shareholder value." *See* 2011 Proxy Statement at 24. In practice, the Company's compensation philosophy has resulted in compensation practices that function so that executives will not realize a considerable part of their incentive compensation opportunities if the Company does not perform well on numerous financial measures, including ROI.

As is clear from the foregoing discussion, the CNGC, through its review and approval of performance measures applicable to performance-based compensation and through its regular executive compensation discussions throughout the year, already analyzes whether the Program provides appropriate incentives to discourage the Company's senior executives from making investments that result in declining rates of ROI. Therefore, the Company has already substantially implemented the Proposal's request that such an analysis occur on an annual basis.

2. The CNGC Annually Reports to Shareholders on Its Analysis of the Program and the Program's Incentives. As the foregoing demonstrates, the CNGC regularly analyzes the Program's incentive compensation components and performance measures and annually discloses the results of the CNGC's analyses of the Program's incentive compensation performance measures and the Company's performance with respect to such performance measures to its shareholders. The following discussion provides additional detail regarding the means the Company employs to report to its shareholders regarding the CNGC's analyses of the incentive compensation components of the Program.

Annual Reporting in the Proxy Statement. The CD&A in the Company's annual proxy statements, such as the 2011 CD&A, is the main vehicle by which the CNGC has reported to shareholders about its analysis of the Program and the incentives that the Program provides to the Company's senior executives. The members of the CNGC have always played an important part in the preparation and approval of the CD&As. As reflected in the disclosure under the caption "Compensation Committee Report" on page 22 of the 2011 Proxy Statement, the CNGC reviewed and recommended that the 2011 CD&A be included in the 2011 Proxy Statement, thereby endorsing the substance of the disclosure in the 2011 CD&A, including the discussion on the incentives provided by the compensation program.

The 2011 CD&A contained substantial disclosure regarding the CNGC's analysis of the Program and the effect of the Company's performance with respect to the performance measures applicable to the incentive compensation elements of the Program on senior executives' realized compensation. Moreover, the 2011 CD&A disclosed how the CNGC assessed those incentives and their appropriateness for achieving the Strategic Priorities, including a stable ROI.

Performance Shares are the most significant element of any of the Company's senior executives' incentive compensation opportunities. The Performance Share awards include total Company ROI over a three-year performance period as one of the performance measures that determine whether payouts of Performance Shares will be made and the number of Performance Shares that will be paid out. How the ROI performance measure affects this important incentive compensation element of the Program is made clear in the 2011 CD&A. As explained in the 2011 CD&A, as a result of the Company's performance for Fiscal 2011, its ROI fell below the target performance goal for the Performance Shares and, therefore, the Performance Share payouts payable to the named executive officers subject to the Program were lower than the target payouts. The 2011 CD&A, on page 26 of the 2011 Proxy Statement, explained the negative impact that a slightly declining ROI had on executive compensation in the following words:

> "[O]ur ROI was slightly below the target performance goal under our long-term incentive plan. . . . As a result, . . . we fell short of our performance share goals applicable to our NEOs by approximately 12 percent to 14 percent for fiscal 2011 (compared to performance that was generally above target in fiscal 2010). Because we average three separate years of performance to determine the three-year payout under our performance share program, not only did this result in a lower performance share payout for fiscal 2011, but it will also impact our NEOs' performance share payout for fiscal 2012 and fiscal 2013 as well."

This discussion, variations of which appear in several places throughout the 2011 Proxy Statement,[14] illustrates that the Company had considered, that the CNGC had analyzed, and that the Company and the CNGC had reported to shareholders on the very issues that are addressed in the Proposal.

Furthermore, Item 402(s) of Regulation S-K promulgated by the Commission ("*Regulation S-K*") already requires the Company to discuss its compensation practices "as they relate to risk management practices and risk-taking incentives." In accordance with this requirement, on page 38 of the 2011 Proxy Statement under the caption "Risk Considerations in our Compensation Program," the Company, after noting the CNGC's responsibility for reviewing and overseeing the Company's compensation programs, stated that the Company "[does] not believe that [the Company's] compensation policies and practices for our Associates give rise to risks that are reasonably likely to have a material adverse effect on [the Company]." The disclosure further states that in reaching this conclusion, the Company considered numerous factors, including: (1) that the Program is designed to provide a mix of both fixed and variable incentive compensation; (2) that the cash incentive and Performance Share portions of compensation are designed to reward both annual performance and longer-term performance, mitigating any incentive for short-term risk-taking that could be detrimental to the Company's long-term best interests; (3) that the Company's incentive compensation programs generally reward a mix of performance measures, specifically including ROI performance; and (4) that a significant percentage of management's incentive compensation is based on the performance of the total Company (of which ROI is one measure).

Additional Reporting to Shareholders. In addition to disclosures in its proxy statement, the Company makes periodic disclosures to its shareholders and other members of the investment community relating to ROI, comparable store sales, total sales growth and, where deemed appropriate for disclosure (even though such information has not been and may not be material information), the effect new store openings have on comparable store sales. These disclosures are made in the MD&As, as well as in other contexts, such as at the Company's annual meeting for the investment community, which is announced well in advance and which is viewable by shareholders and the general public via webcast.

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14 *See, e.g.*, 2011 Proxy Statement at 24 ("We continued to experience stable pre-tax returns, with [ROI] for fiscal 2011 slightly less than the prior fiscal year."); 2011 Proxy Statement at 25 ("With respect to our long-term performance share program, our ROI remained stable, but was slightly below the target performance goal under this plan . . . ."); 2011 Proxy Statement at 26 (identifying in a chart the difference in performance share payouts for named executive officers for the fiscal years ended January 31, 2010 and 2011).

To address additional specific points raised in the Proposal, the first two factors that the Proponents list in the Proposal, "[t]he relationship between growth in invested capital and growth in operating income" and "[t]rends in return on investment," are also discussed in the 2011 Proxy Statement because the Company's definition of "return on investment" as provided in the 2011 Proxy Statement measures, essentially, the relationship between operating income and invested capital. *See* 2011 Proxy Statement at 27, n.1. Further, the Company has discussed the third and fifth factors enumerated in the Proposal, each of which relate to the development of new stores and their impact on sales at current stores, in the 2011 Proxy Statement[15] and, notably, in the MD&A.[16] Finally, the Company provides on page 27 of its 2011 Proxy Statement a thorough discussion of the fourth factor listed in the Proposal, which relates to adjustments to reported results for performance-based plans.[17]

As is clear from the discussion above, the 2011 CD&A, which the CNGC reviewed and recommended for inclusion in the 2011 Proxy Statement, reported on the CNGC's analysis of the Program for Fiscal 2011 and the effect of the Company's performance with respect to the incentive compensation performance measures under the Program on the senior executives and their realized compensation. Most specifically, the 2011 CD&A described how a slightly declining ROI led to senior executives of the Company losing a portion of the compensation they could have received if that slight decline in ROI had not occurred (even if, as is possible, their decisions did not lead to that decline). As is equally clear from the discussion above, the 2011 CD&A disclosed how the CNGC assessed those incentives and their appropriateness to achieve the Company's Strategic Priorities, including a stable ROI. Therefore, the Company has already substantially implemented the Proposal's request for a report on these issues.

B. Shareholder Input on the Company's Program and Future Implementation of the Proposal

Commensurate with its responsibilities, the CNGC will continue to perform analyses regarding whether the Program's incentive compensation performance measures properly incentivize senior executives to achieve the Company's Strategic Priorities, in light of the Company's evolving business strategy, and, consistent with Items 402(b) and 402(s) of Regulation S-K, the CNGC's analyses of the Program will continue to be reported to shareholders in the Company's proxy statements.

Instead of being a request for an annual report on the Company's incentive compensation practices, the Proposal can reasonably be interpreted as actually being an expression of the Proponents' disapproval of the CNGC's analysis of, and decisions and conclusions regarding, the Program and the incentive compensation components of the Program, which analysis, decisions and conclusions are already disclosed to shareholders through the multiple means described above. Alternatively, the Proposal can be interpreted as an expression of the Proponents' disapproval of the weighting that the CNGC has applied to ROI as a performance measure with respect to the incentive compensation components of the Program. It is significant to note that after reviewing the extensive discussion of the incentive compensation elements of the Program in the 2011 Proxy Statement, approximately 98.8% of the votes cast on the Company's say-on-pay advisory vote at the 2011 annual shareholders' meeting voted to approve the executive compensation disclosed in the 2011 Proxy Statement. Because the Board has approved an annual advisory vote on

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15 "For fiscal 2011, the CNGC selected total company and/or divisional sales growth as the sales metric under our performance share program ... replacing comparable store sales, which had been used in previous years. This change *was intended to align our performance share goals more closely with our evolving business strategy*, which emphasizes productive growth, leverage, and returns. In addition, for executives responsible for the Walmart US division, Walmart US total sales growth was added as a component of our cash incentive program in order to place a greater emphasis on sales performance for fiscal 2011." 2011 Proxy Statement at 31 (emphasis added).

16 *See* page 17 of the Company's 2011 Annual Report, a copy of which page is attached hereto as Exhibit D, which states, "We estimate the negative impact on comparable store sales as a result of opening new stores was approximately 0.8% in fiscal 2011, 0.6% in fiscal 2010, and 1.1% in fiscal 2009."

17 "In determining actual performance for purposes of our performance-based plans, the CNGC made certain positive and negative adjustments to our reported results, as provided by the terms of the plans. These adjustments are intended to enable results for a particular fiscal year to be computed on a comparable basis to the prior year, and to ensure that our incentive plans reward underlying operational performance, disregarding factors that are beyond the control of our executives. For fiscal 2011, the most significant adjustment was to remove the impact of fluctuations in currency exchange rates. Other adjustments were to exclude the operating income related to recent acquisitions; to exclude accruals for litigation settlements; and to adjust for the accounting treatment of sales of prepaid phone cards." 2011 Proxy Statement at 27.

executive compensation, shareholders, including the Proponents, will have an adequate opportunity to express their approval or disapproval of the Company's incentive compensation plans and programs annually.

IV. Conclusion.

The Staff has traditionally permitted exclusion of a Proposal where, as here, the registrant demonstrates that it has sufficiently addressed the elements or factors of the shareholder proposal. *Exxon Mobil Corp.* (avail. Mar. 3, 2009) and *Exxon Mobil Corp.*, (avail. Jan. 24, 2001). As discussed above, the evidence is clear and abundant that the Company has specifically and substantially implemented each element and factor of the policy that the Proposal seeks to have implemented. Accordingly, the Company believes that it may exclude the Proposal from its 2012 Proxy Materials under Rule 14a-8(i)(10), as the Proposal has already been substantially implemented by the Company.

The Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials. Should the Staff disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2012 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Senior Associate General Counsel, at 479-204-6483, if you require additional information or wish to discuss this submission.

Thank you for your consideration.

Respectfully Submitted,

Erron Smith

Erron W. Smith
Associate General Counsel
Wal-Mart Stores, Inc.

cc: Ms. Mary Tifft, via Federal Express
Ms. Jackie Goebel, via Federal Express
Mr. Carlton Smith, via Federal Express
Ms. Girshriela Green, via Federal Express

Enclosures

Exhibit A

Proposal

[begins on following page]

RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the board of directors (the "Board") to adopt a policy that the Compensation, Nominating and Governance Committee (the "Committee") will annually analyze and report to shareholders (at reasonable expense and omitting proprietary information) on whether Walmart's incentive compensation plans and programs, considered together, provide appropriate incentives to discourage senior executives from making investments that result in declining rates of return on investment, taking into account the following over the previous three years:

- The relationship between growth in invested capital and growth in operating income;
- Trends in return on investment (ROI);
- The relationship between same-store sales growth (also known as comparable store sales) and total sales growth;
- The adjustments made to Walmart's reported results in connection with the measurement of performance for performance-based plans; and
- The extent to which sales at stores open for more than one year declined because of sales at newly-opened stores (the "cannibalization rate").

Supporting Statement

As Walmart employees and long-term shareholders, we believe that incentive compensation plans and programs for senior executive should encourage sustainable value creation. We are concerned that recent decisions by the Committee may overemphasize sales growth even when that growth is resulting in declining rates of return on investment, and in some cases does not produce returns that cover the cost of capital.

Specifically, the replacement of same-store sales growth—a metric Walmart has repeatedly touted as critically important—with total sales growth as the sales metric under Walmart's performance share program risks encouraging senior executives to invest in new stores even if doing so leads to cannibalization of existing stores' sales and lower returns on investment. During fiscal years 2010 and 2011 same-store sales and total sales growth moved in opposite directions, and since 2007 the growth in invested capital has been significantly greater than the growth in operating income, reinforcing our concerns. We also note that, based on Walmart's disclosures, the rate of cannibalization increased significantly from approximately 30% in 2010 to 46% in 2011.

Walmart asserts in its 2011 proxy statement that the use of operating income growth for the annual incentive plan balances the sales and ROI metrics used in the long-term plan. The operating income measure is adjusted "to ensure that [Walmart's] incentive plans reward underlying operational performance, disregarding factors that are beyond the control of [Walmart's] executives." (2011 Proxy Statement, at 27) We disagree, however, that at least one adjustment listed in the proxy—accruals for litigation settlements—is "beyond the control" of Walmart's senior executives.

This proposal asks the Board to commit to a policy that the Committee will annually analyze and report to shareholders on whether incentive compensation arrangements encourage investments that result in declining returns on investment, taking into account specified factors. In our view, requiring such an analysis and report will focus the Committee on ensuring that incentives for senior executives promote long-term value creation for shareholders.

We urge shareholders to vote for this proposal.

December 19, 2011

VIA OVERNIGHT MAIL

Gordon Y.Allison
Vice President and General Counsel
Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215,

Dear Mr. Allison:

On behalf of myself and the co-sponsors listed below, I write to give notice that pursuant to the 2011 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 1,008 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The co-sponsors are as follows: Jackie Goebel, Carlton Smith, Girshriela Green.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Mary Tifft
Wal-Mart Associate

Enclosure

December 19, 2011

<u>VIA OVERNIGHT MAIL</u>
Gordon Y.Allison
Vice President and General Counsel
Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215,

Dear Mr. Allison:

I write to give notice that pursuant to the 2011 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 1,080 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, the I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Jackie Goebel

Jackie Goebel
Wal-Mart Associate

Enclosure

December 19, 2011

VIA OVERNIGHT MAIL
Gordon Y.Allison
Vice President and General Counsel
Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215,

Dear Mr. Allison:

I write to give notice that pursuant to the 2011 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 4 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Carlton Curtis Smith
Wal-Mart Associate

Enclosure

December 19, 2011

VIA OVERNIGHT MAIL

Gordon Y.Allison
Vice President and General Counsel
Corporate Division
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215,

Dear Mr. Allison:

I write to give notice that pursuant to the 2011 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 2.538 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Girshriela Green

Girshriela Nonette Green
Wal-Mart Associate

Enclosure

Exhibit B

Excerpt from the Company's Quarterly Report on Form 10-Q for the Fiscal Quarter Ended October 31, 2011

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Table of Contents

leverage operating expenses. Our objective is to grow operating expenses at a slower rate than net sales and to grow operating income at a faster rate than net sales.

Operating Expenses

For the three and nine months ended October 31, 2011, operating expenses increased 6.0% and 5.0%, respectively, when compared to the same periods in the prior year, while net sales increased 8.2% and 6.0% over the same periods, respectively. Other unallocated overhead expenses have increased for the three- and nine-month periods ended October 31, 2011. Our Global eCommerce initiatives contributed to the majority of the increase in operating expenses, as we continue to invest in our e-commerce platforms, including @walmartlabs. Depreciation expense increased year over year based on our financial system investments with the remainder of the increase driven by multiple items, none of which were individually significant. For the three and nine months ended October 31, 2011, we leveraged operating expenses.

Operating Income

Our operating income grew by 4.8% and 3.5% for the three and nine months ended October 31, 2011, respectively, when compared to the same periods in the prior year, while net sales increased by 8.2% and 6.0% for the three and nine months, respectively, over the prior year. Although operating income increased for the three- and nine-month periods, we did not meet our objective of growing operating income at a faster rate than net sales. Our gross profit margin declined primarily due to the impact of price investments and cost inflation, while we leveraged operating expenses. Operating income for the three and nine months ended October 31, 2011 included a currency translation benefit of $48 million and $207 million, respectively, from the Walmart International segment. Volatility in currency exchange rates may continue to impact the Company's operating income in the future.

Returns

Return on Investment

Management believes return on investment ("ROI") is a meaningful metric to share with investors, because it helps investors assess how effectively Walmart is employing its assets. Trends in ROI can fluctuate over time as management balances long-term strategic initiatives with possible short-term impacts.

ROI was 18.2% and 18.6% for the trailing 12-month periods ended October 31, 2011 and 2010, respectively. The majority of the decline in ROI was attributable to acquisitions completed in the second quarter of the current fiscal year.

We define ROI as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for the fiscal year or trailing twelve months divided by average invested capital during that period. We consider average invested capital to be the average of our beginning and ending total assets of continuing operations plus accumulated depreciation and amortization less accounts payable and accrued liabilities for that period, plus a rent factor equal to the rent for the fiscal year or trailing twelve months multiplied by a factor of eight.

ROI is considered a non-GAAP financial measure. We consider return on assets ("ROA") to be the financial measure computed in accordance with generally accepted accounting principles ("GAAP") that is the most directly comparable financial measure to ROI as we calculate that financial measure. ROI differs from ROA (which is income from continuing operations for the fiscal year or trailing twelve months divided by average total assets of continuing operations for the period) because ROI: adjusts operating income to exclude certain expense items and adds interest income; adjusts total assets from continuing operations for the impact of accumulated depreciation and amortization, accounts payable and accrued liabilities; and incorporates a factor of rent to arrive at total invested capital.

Although ROI is a standard financial metric, numerous methods exist for calculating a company's ROI. As a result, the method used by management to calculate ROI may differ from the methods other companies use to calculate their ROI. We urge you to understand the methods used by other companies to calculate their ROI before comparing our ROI to that of such other companies.

The calculation of ROI, along with a reconciliation to the calculation of ROA, the most comparable GAAP financial measure, is as follows:

Table of Contents

(Dollar amounts in millions)	For the Trailing Twelve Months Ended October 31, 2011	2010
CALCULATION OF RETURN ON INVESTMENT		
Numerator		
Operating income	$ 26,161	$ 24,996
+ Interest income	171	214
+ Depreciation and amortization	8,073	7,537
+ Rent	2,253	1,922
= Adjusted operating income	$ 36,658	$ 34,669
Denominator		
Average total assets of continuing operations[1]	$ 190,852	$ 179,555
+ Average accumulated depreciation and amortization[1]	46,040	42,262
- Average accounts payable[1]	36,779	33,564
- Average accrued liabilities[1]	17,204	17,078
+ Rent x 8	18,024	15,376
= Average invested capital	$ 200,933	$ 186,551
Return on investment (ROI)	**18.2%**	**18.6%**
CALCULATION OF RETURN ON ASSETS		
Numerator		
Income from continuing operations	$ 16,194	$ 15,771
Denominator		
Average total assets of continuing operations[1]	$ 190,852	$ 179,555
Return on assets (ROA)	**8.5%**	**8.8%**

	As of October 31, 2011	2010	2009
Certain Balance Sheet Data			
Total assets of continuing operations[2]	$194,950	$186,753	$172,357
Accumulated depreciation and amortization	47,106	44,974	39,549
Accounts payable	37,350	36,208	30,920
Accrued liabilities	16,890	17,518	16,638

1 The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.

2 Based on continuing operations only and therefore excludes the impact of discontinued operations. Total assets as of October 31, 2011, 2010 and 2009 in the table above exclude assets of discontinued operations that are reflected in the Condensed Consolidated Balance Sheets of $89 million, $137 million and $145 million, respectively.

Free Cash Flow

We define free cash flow as net cash provided by operating activities in a period minus payments for property and equipment made in that period. We generated free cash flow of $3.4 billion and $2.9 billion for the nine months ended October 31, 2011 and 2010, respectively. Free cash flow increased due to a $649 million increase in cash flows from operating activities, partially offset by an approximately $225 million increase in capital expenditures.

Free cash flow is considered a non-GAAP financial measure. Management believes, however, that free cash flow, which measures our ability to generate additional cash from our business operations, is an important financial measure for use in evaluating the Company's financial performance. Free cash flow should be considered in addition to, rather than as a substitute for, income from continuing operations as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Additionally, our definition of free cash flow is limited, in that it does not represent residual cash flows available for

Exhibit C

Excerpt from the MD&A relating to Fiscal 2011

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Wal-Mart Stores, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

Overview

Wal-Mart Stores, Inc. ("Walmart," the "Company" or "we") operates retail stores in various formats around the world and is committed to saving people money so they can live better. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at every day low prices ("EDLP"), while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so our customers trust that our prices will not change under frequent promotional activity. Our focus for Sam's Club is to provide exceptional value on brand name and private label merchandise at "members only" prices for both business and personal use. Internationally, we operate with similar philosophies. Our fiscal year ends on January 31 for our U.S. and Canada operations and on December 31 for all other operations. We discuss how the results of our various operations are consolidated for financial reporting purposes in Note 1 in the "Notes to Consolidated Financial Statements."

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. We also discuss certain performance metrics that management uses to assess our performance. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our Consolidated Financial Statements as of January 31, 2011, and the fiscal year then ended and accompanying notes.

Currently, our operations consist of three reportable business segments: (1) the Walmart U.S. segment; (2) the Walmart International segment; and (3) the Sam's Club segment. The Walmart U.S. segment includes the Company's mass merchant concept in the United States and Puerto Rico operating under the "Walmart" or "Wal-Mart" brand, as well as walmart.com. The Walmart International segment consists of the Company's operations outside of the United States and Puerto Rico. The Sam's Club segment includes the warehouse membership clubs in the United States and Puerto Rico, as well as samsclub.com.

Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, we discuss segment operating income and comparable store and club sales. The Company measures the results of its segments using, among other measures, each segment's operating income, including certain corporate overhead allocations. From time to time, we revise the measurement of each segment's operating income, including any corporate overhead allocations, as dictated by the information regularly reviewed by our chief operating decision maker. When we do so, the prior period amounts for segment operating income are reclassified to conform to the current period's presentation. The amounts representing "Other" in the leverage discussion of the Company Performance Metrics are unallocated corporate overhead items.

Comparable store and club sales is a metric which indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs for a particular period from the corresponding period in the prior year. Walmart's definition of comparable store sales includes sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions. Changes in format continue to be excluded from comparable store and club sales when the conversion is accompanied by a relocation or expansion that results in a change in square feet of more than five percent. Since the impact of this revision is inconsequential, the Company will not restate comparable store and club sales results for previously reported years. Comparable store and club sales are also referred to as "same-store" sales by others within the retail industry. The method of calculating comparable store and club sales varies across the retail industry. As a result, our calculation of comparable store and club sales is not necessarily comparable to similarly titled measures reported by other companies.

In discussions of our consolidated results and the operating results of our Walmart International segment, we sometimes refer to the impact of changes in currency exchange rates. When we refer to changes in currency exchange rates or currency exchange rate fluctuations, we are referring to the differences between the currency exchange rates we use to convert the Walmart International segment's operating results from local currencies into U.S. dollars for financial reporting purposes. The impacts of currency exchange rate fluctuations are typically calculated as the difference between current period activity translated using the current period's currency exchange rates and the comparable prior year period's currency exchange rates, respectively. We use this method for all countries where the functional currency is not denominated in the U.S. dollar.

In connection with the Company's new financial system implementation, we changed the level at which we apply the retail method of accounting for inventory. The retrospective application of this accounting change impacted both segment and consolidated operating income, as well as consolidated net income for all comparable periods presented. See "Notes to Consolidated Financial Statements," Note 2. "Accounting Change."

In addition, we reclassified certain revenue and expense items within our Consolidated Statements of Income for financial reporting purposes. The reclassifications did not impact consolidated operating income or consolidated net income attributable to Walmart. All prior period amounts have been reclassified to conform to the current period's presentation.

The Retail Industry

We operate in the highly competitive retail industry in all of the countries we serve. We face strong sales competition from other discount, department, drug, variety and specialty stores, warehouse clubs, and supermarkets, many of which are national, regional or international chains, as well as internet-based retailers and catalog businesses. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (whom we call "associates"). We, along with other retail companies, are influenced by a number of factors including, but not limited to: general economic conditions, cost of goods, consumer disposable income, consumer debt levels and buying patterns, consumer credit availability, interest rates, customer preferences, unemployment, labor costs, inflation, deflation, currency exchange fluctuations, fuel and energy prices, weather patterns, climate change, catastrophic events, competitive pressures and insurance costs. Further information on certain risks to our Company can be located in "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2011.

Company Performance Metrics

The Company's performance metrics emphasize three priorities for improving shareholder value: Growth, Leverage and Returns. The Company's priority of growth focuses on sales through comparable store and club sales and unit square feet growth; the priority of leverage encompasses the Company's objective to increase its operating income at a faster rate than the growth in net sales by growing its operating, selling, general and administrative expenses ("operating expenses") at a slower rate than the growth of its net sales; and the priority of returns focuses on how efficiently the Company employs its assets as reflected in its return on investment ("ROI") and how effectively the Company manages working capital as reflected in its free cash flow.

Growth

Net Sales

	Fiscal Years Ended January 31,							
	2011			2010			2009	
(Dollar amounts in millions)	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total
Walmart U.S.	$260,261	62.1%	0.1%	$259,919	64.2%	1.1%	$256,970	64.0%
Walmart International	109,232	26.1%	12.1%	97,407	24.0%	1.3%	96,141	24.0%
Sam's Club	49,459	11.8%	3.5%	47,806	11.8%	-0.4%	47,976	12.0%
Net Sales	$418,952	100.0%	3.4%	$405,132	100.0%	1.0%	$401,087	100.0%

Our consolidated net sales increased by 3.4% and 1.0% in fiscal 2011 and fiscal 2010, respectively, when compared to the previous fiscal year. Net sales in fiscal 2011 increased primarily due to our continued expansion activities as we added 3.4% of additional retail square feet during fiscal 2011. In addition, foreign currency exchange rates favorably impacted our fiscal 2011 sales growth by approximately $4.5 billion, offset by a 0.6% decline in total U.S. comparable store and club sales. Net sales in fiscal 2010 increased due to increased customer traffic, continued global expansion activities and the acquisition of our Chilean subsidiary, Distribución y Servicio S.A. de C.V. ("D&S") in January 2009, offset primarily by a $9.8 billion unfavorable currency exchange rate impact in our Walmart International segment and adversely affected by price deflation in certain merchandise categories in our Walmart U.S. segment. Volatility in currency exchange rates may continue to impact the Company's net sales in the future.

Calendar Comparable Store and Club Sales

Comparable store and club sales is a measure which indicates the performance of our existing U.S. stores and clubs by measuring the growth in sales for such stores and clubs for a particular period over the corresponding period in the prior year.

Comparable store and club sales, including fuel impact, for the fiscal years ended January 31, 2011, 2010 and 2009 are as follows:

	With Fuel			Fuel Impact		
	Fiscal Years Ended January 31,			Fiscal Years Ended January 31,		
	2011	2010	2009	2011	2010	2009
Walmart U.S.	-1.5%	-0.7%	3.2%	0.0%	0.0%	0.0%
Sam's Club	3.9%	-1.4%	4.9%	2.0%	-2.1%	1.2%
Total U.S.	-0.6%	-0.8%	3.5%	0.4%	-0.3%	0.2%

Comparable store and club sales in the U.S., including fuel, decreased 0.6% and 0.8% in fiscal 2011 and 2010, respectively, and increased 3.5% in fiscal 2009. Total U.S. comparable store and club sales decreased during fiscal 2011 primarily due to a decline in customer traffic. Although customer traffic increased in fiscal 2010, comparable store sales in the United States were lower than those in fiscal 2009 due to deflation in certain merchandise categories and lower fuel prices. As we continue to add new stores in the United States, we do so with an understanding that additional stores may take sales away from existing units. We estimate the negative impact on comparable store sales as a result of opening new stores was approximately 0.8% in fiscal 2011, 0.6% in fiscal 2010 and 1.1% in fiscal 2009.

Leverage

Operating Income

	Fiscal Years Ended January 31,							
	2011			2010			2009	
(Dollar amounts in millions)	Operating Income	Percent of Total	Percent Change	Operating Income	Percent of Total	Percent Change	Operating Income	Percent of Total
Walmart U.S.	$19,914	78.0%	3.1%	$19,313	80.5%	5.5%	$18,310	80.4%
Walmart International	5,606	21.9%	14.4%	4,901	20.4%	1.4%	4,832	21.2%
Sam's Club	1,711	6.7%	12.9%	1,515	6.3%	-8.1%	1,649	7.2%
Other	(1,689)	-6.6%	-2.2%	(1,727)	-7.2%	-14.7%	(2,024)	-8.8%
Total operating income	$25,542	100.0%	6.4%	$24,002	100.0%	5.4%	$22,767	100.0%

We believe comparing the growth of our operating expenses to the growth of our net sales and comparing the growth of our operating income to the growth of our net sales are meaningful measures as they indicate how effectively we manage costs and leverage operating expenses. Our objective is to grow operating expenses at a slower rate than net sales and to grow operating income at a faster rate than net sales.

Operating Expenses

For fiscal 2011, we met our objective of growing operating expenses at a slower rate than net sales. Our operating expenses increased 1.7% in fiscal 2011 when compared to fiscal 2010, while net sales increased 3.4% during fiscal 2011 when compared to fiscal 2010. Operating expenses grew at a slower rate than net sales due to improved labor productivity and organizational changes made at the end of fiscal 2010 designed to strengthen and streamline our operations, as well as a reduction regarding certain incentive plan expenses. In fiscal 2010, we did not meet our objective of growing operating expenses at a slower rate than net sales. Our fiscal 2010 operating expenses increased 2.7% when compared to fiscal 2009, while net sales increased 1.0% over the same period. Operating expenses grew at a faster rate than net sales due to higher health benefit costs, restructuring charges and higher advertising expenses.

Operating Income

We met our objective of growing operating income at a faster rate than net sales in each of the last two fiscal years. In fiscal 2011, our operating income increased by 6.4% when compared to fiscal 2010, while net sales increased by 3.4% over the same period in fiscal 2010. Our operating income increased by 5.4% in fiscal 2010 when compared to fiscal 2009, while net sales increased by 1.0% over the prior year. Our Walmart U.S. and Walmart International segments met this objective in fiscal 2010. Our Sam's Club segment fell short of this objective primarily due to a $174 million pre-tax charge relating to a restructure of its operations, including the closure of 10 clubs.

Returns

Return on Investment

Management believes that return on investment is a meaningful metric to share with investors because it helps investors assess how effectively Walmart is employing its assets. Trends in ROI can fluctuate over time as management balances long-term potential strategic initiatives with any possible short-term impacts. ROI was relatively stable at 19.2 percent and 19.3 percent for the fiscal years ended January 31, 2011 and 2010, respectively.

We define ROI as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for the fiscal year divided by average invested capital during that period. We consider average invested capital to be the average of our beginning and ending total assets of continuing operations plus accumulated depreciation and amortization less accounts payable and accrued liabilities for that period, plus a rent factor equal to the rent for the fiscal year multiplied by a factor of eight.

ROI is considered a non-GAAP financial measure. We consider return on assets ("ROA") to be the financial measure computed in accordance with generally accepted accounting principles ("GAAP") that is the most directly comparable financial measure to ROI as we calculate that financial measure. ROI differs from ROA (which is income from continuing operations for the fiscal year divided by average total assets of continuing operations for the period) because ROI: adjusts operating income to exclude certain expense items and adds interest income; adjusts total assets from continuing operations for the impact of accumulated depreciation and amortization, accounts payable and accrued liabilities; and incorporates a factor of rent to arrive at total invested capital.

Although ROI is a standard financial metric, numerous methods exist for calculating a company's ROI. As a result, the method used by management to calculate ROI may differ from the methods other companies use to calculate their ROI. We urge you to understand the methods used by another company to calculate its ROI before comparing our ROI to that of such other company.

The calculation of ROI, along with a reconciliation to the calculation of ROA, the most comparable GAAP financial measurement, is as follows:

(Dollar amounts in millions)	For the Fiscal Years Ended January 31, 2011	2010 As Adjusted[3]
CALCULATION OF RETURN ON INVESTMENT		
Numerator		
Operating income	$ 25,542	$ 24,002
+ Interest income	201	181
+ Depreciation and amortization	7,641	7,157
+ Rent	1,972	1,808
= Adjusted operating income	$ 35,356	$ 33,148
Denominator		
Average total assets of continuing operations[1]	$175,400	$ 166,584
+ Average accumulated depreciation and amortization[1]	43,911	38,359
- Average accounts payable[1]	32,004	29,650
- Average accrued liabilities[1]	18,718	18,423
+ Rent * 8	15,776	14,464
= Average invested capital	$184,365	$ 171,334
Return on investment (ROI)	19.2%	19.3%
CALCULATION OF RETURN ON ASSETS		
Numerator		
Income from continuing operations	$ 15,959	$ 14,962
Denominator		
Average total assets of continuing operations[1]	$175,400	$ 166,584
Return on assets (ROA)	9.1%	9.0%

Certain Balance Sheet Data	As of January 31, 2011	2010 As Adjusted[3]	2009 As Adjusted[3]
Total assets of continuing operations[2]	$180,532	$ 170,267	$ 162,901
Accumulated depreciation and amortization	46,611	41,210	35,508
Accounts payable	33,557	30,451	28,849
Accrued liabilities	18,701	18,734	18,112

(1) The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.

(2) Based on continuing operations only and therefore excludes the impact of discontinued operations. Total assets as of January 31, 2011, 2010 and 2009 in the table above exclude assets of discontinued operations that are reflected in the Consolidated Balance Sheets of $131 million, $140 million and $195 million, respectively.

(3) Effective May 1, 2010, the Company implemented a new financial system for its operations in the United States, Canada and Puerto Rico. Concurrent with this implementation and the increased system capabilities, the Company changed the level at which it applies the retail method of accounting for inventory in these operations from 13 divisions to 49 departments. See "Notes to Consolidated Financial Statements," Note 2. "Accounting Change."

Free Cash Flow

We define free cash flow as net cash provided by operating activities in a period minus payments for property and equipment made in that period. We generated positive free cash flow of $10.9 billion, $14.1 billion and $11.6 billion for the years ended January 31, 2011, 2010 and 2009, respectively. The decline in free cash flow during fiscal 2011 as compared to fiscal 2010 is principally due to our increased investment in inventory, partially offset by an increase in accounts payable. The increase in free cash flow in fiscal 2010 as compared to fiscal 2009 resulted primarily from improved operating results and relatively low inventory levels at January 31, 2010.

Free cash flow is considered a non-GAAP financial measure. Management believes, however, that free cash flow, which measures our ability to generate cash from our business operations, is an important financial measure for use in evaluating the Company's financial performance. Free cash flow should be considered in addition to, rather than as a substitute for, income from continuing operations as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Additionally, our definition of free cash flow is limited, in that it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, we believe it is important to view free cash flow as a measure that provides supplemental information to our entire statement of cash flows.

Although other companies report their free cash flow, numerous methods may exist for calculating a company's free cash flow. As a result, the method used by our management to calculate free cash flow may differ from the methods other companies use to calculate their free cash flow. We urge you to understand the methods used by another company to calculate its free cash flow before comparing our free cash flow to that of such other company.

The following table sets forth a reconciliation of free cash flow, a non-GAAP financial measure, to net cash provided by operating activities, a GAAP measure, which we believe to be the GAAP financial measure most directly comparable to free cash flow, as well as information regarding net cash used in investing activities and net cash used in financing activities.

	Fiscal Years Ended January 31,		
(Amounts in millions)	2011	2010	2009
Net cash provided by operating activities	$ 23,643	$ 26,249	$ 23,147
Payments for property and equipment	(12,699)	(12,184)	(11,499)
Free cash flow	$ 10,944	$ 14,065	$ 11,648
Net cash used in investing activities	$(12,193)	$(11,620)	$(10,742)
Net cash used in financing activities	$(12,028)	$(14,191)	$ (9,918)

Exhibit D

Page 17 of the Company's 2011 Annual Report

[begins on following page]

Management's Discussion and Analysis of Financial Condition and Results of Operations

internet-based retailers and catalog businesses. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (whom we call "associates"). We, along with other retail companies, are influenced by a number of factors including, but not limited to: general economic conditions, cost of goods, consumer disposable income, consumer debt levels and buying patterns, consumer credit availability, interest rates, customer preferences, unemployment, labor costs, inflation, deflation, currency exchange fluctuations, fuel and energy prices, weather patterns, climate change, catastrophic events, competitive pressures and insurance costs. Further information on certain risks to our Company can be located in "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2011.

Company Performance Metrics

The Company's performance metrics emphasize three priorities for improving shareholder value: Growth, Leverage and Returns. The Company's priority of growth focuses on sales through comparable store and club sales and unit square feet growth; the priority of leverage encompasses the Company's objective to increase its operating income at a faster rate than the growth in net sales by growing its operating, selling, general and administrative expenses ("operating expenses") at a slower rate than the growth of its net sales; and the priority of returns focuses on how efficiently the Company employs its assets as reflected in its return on investment ("ROI") and how effectively the Company manages working capital as reflected in its free cash flow.

Growth

Net Sales

	Fiscal Years Ended January 31,							
(Dollar amounts in millions)	**2011**			2010			2009	
	Net Sales	**Percent of Total**	**Percent Change**	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total
Walmart U.S.	**$260,261**	**62.1%**	**0.1%**	$259,919	64.2%	1.1%	$256,970	64.0%
Walmart International	**109,232**	**26.1%**	**12.1%**	97,407	24.0%	1.3%	96,141	24.0%
Sam's Club	**49,459**	**11.8%**	**3.5%**	47,806	11.8%	-0.4%	47,976	12.0%
Net Sales	**$418,952**	**100.0%**	**3.4%**	$405,132	100.0%	1.0%	$401,087	100.0%

Our consolidated net sales increased by 3.4% and 1.0% in fiscal 2011 and fiscal 2010, respectively, when compared to the previous fiscal year. Net sales in fiscal 2011 increased primarily due to our continued expansion activities as we added 3.4% of additional retail square feet during fiscal 2011. In addition, foreign currency exchange rates favorably impacted our fiscal 2011 sales growth by approximately $4.5 billion, offset by a 0.6% decline in total U.S. comparable store and club sales. Net sales in fiscal 2010 increased due to increased customer traffic, continued global expansion activities and the acquisition of our Chilean subsidiary, Distribución y Servicio S.A. de C.V. ("D&S") in January 2009, offset primarily by a $9.8 billion unfavorable currency exchange rate impact in our Walmart International segment and adversely affected by price deflation in certain merchandise categories in our Walmart U.S. segment. Volatility in currency exchange rates may continue to impact the Company's net sales in the future.

Calendar Comparable Store and Club Sales

Comparable store and club sales is a measure which indicates the performance of our existing U.S. stores and clubs by measuring the growth in sales for such stores and clubs for a particular period over the corresponding period in the prior year. Comparable store and club sales, including fuel impact, for the fiscal years ended January 31, 2011, 2010 and 2009 are as follows:

	With Fuel			Fuel Impact		
	Fiscal Years Ended January 31,			Fiscal Years Ended January 31,		
	2011	2010	2009	**2011**	2010	2009
Walmart U.S.	**-1.5%**	-0.7%	3.2%	**0.0%**	0.0%	0.0%
Sam's Club	**3.9%**	-1.4%	4.9%	**2.0%**	-2.1%	1.2%
Total U.S.	**-0.6%**	-0.8%	3.5%	**0.4%**	-0.3%	0.2%

Comparable store and club sales in the U.S., including fuel, decreased 0.6% and 0.8% in fiscal 2011 and 2010, respectively, and increased 3.5% in fiscal 2009. Total U.S. comparable store and club sales decreased during fiscal 2011 primarily due to a decline in customer traffic. Although customer traffic increased in fiscal 2010, comparable store sales in the United States were lower than those in fiscal 2009 due to deflation in certain merchandise categories and lower fuel prices. As we continue to add new stores in the United States, we do so with an understanding that additional stores may take sales away from existing units. We estimate the negative impact on comparable store sales as a result of opening new stores was approximately 0.8% in fiscal 2011, 0.6% in fiscal 2010 and 1.1% in fiscal 2009.